May 30, 2025

VIA E-mail

John H. Lively
Practus, LLP
11300 Tomahawk Creek Parkway,
Suite 310
Leawood, KS 66211

           Re: ETF Opportunities Trust
               Post-Effective Amendment on Form N-1A
               File Nos. 333-234544, 811-23439

Dear Mr. Lively:

          On January 21, 2025, ETF Opportunities Trust (the    Trust   ) filed
a post-effective
amendment pursuant to rule 485(a) under the Securities Act (the    PEA   ) to
register seven new
ETF series, including REX-Osprey ETH ETF and REX-Osprey SOL ETF (the    Funds
). Based
upon our review of the PEA, the staff sent you a comment letter dated March 7, 2025. On April
15, 2025, you filed on EDGAR a letter to respond to certain staff comments, as well as to propose
substantial changes to the Funds    principal investment strategies, the Funds
  names, and to make
corresponding revisions to and add relevant disclosures in the Funds registration statement. On
May 2, 2025, the staff provided you with additional comments based on those responses. You filed a subsequent response letter on EDGAR on May 14, 2025, again proposing to make substantive
changes to the Funds    principal investment strategies and prospectus
disclosures. The staff issued
another round of comments to you on May 23, 2025, and you filed a response on May 27, 2025, responding to those comments. On May 28, 2025, the staff discussed with you our outstanding concerns, to which you responded via email on May 29. The staff informed you later that day that
we continue to have questions and concerns about the Funds    proposed
structure and operations
and requested that the Funds continue to delay effectiveness of the registration statement. The
Funds    registration statement went effective May 30, 2025, without resolution of staff comments.

         As we have communicated to you on several occasions, Commission staff continues to have unresolved questions whether the Funds, if structured and operated as proposed, would be
able to meet the definition of    investment company    under the Investment
Company Act. 1 We

1
     See Section 3(a)(1)(A) of the Investment Company Act, which defines
investment company    to include any issuer
which    is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing,
reinvesting, or trading in securities.    See also Section 3(a)(1)(C), which
defines    investment company    to include any
issuer which    is engaged or propose to engage in the business of investing, reinvesting, owning, holding, or trading in
securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value
of such issuer   s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
 are, therefore, also concerned that the Funds may have improperly filed their registration statement on Form N-1A and that disclosures in the registration statement regarding the Funds status as investment companies may be potentially misleading. Furthermore, to the extent that the
Funds are not able to meet the definition of    investment company    under the
Investment
Company Act, the staff is concerned that the Funds would not satisfy the
applicable exchange   s
generic listing standards for ETFs relying on rule 6c-11 under the Investment Company Act. To the extent that these concerns remain unresolved, the Commission staff will consider the appropriate next steps to ensure compliance with the federal securities laws.
                                        *       *      *

       A response to this letter should be in the form of a supplemental correspondence filed on
EDGAR. Please file your May 29th email submission as correspondence on EDGAR, which will
be made public consistent with the staff   s filing review process. We remind
you that the Funds
and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6844.

                                                    Sincerely,

                                                    /s/ Brent J. Fields

                                                    Brent J. Fields
                                                    Associate Director

cc: Stephen G. Topetzes, K&L Gates, Counsel to the Independent Trustees Natasha Vij Greiner, Director
       Kaitlin Bottock, Assistant Director
       Andrea Ottomanelli Magovern, Assistant Director
       Kyle Ahlgren, Branch Chief
       Asen Parachkevov, Branch Chief
       Jaea Hahn, Senior Counsel